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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Delphi Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
247126105
(CUSIP Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	247126105	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	247126105	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		35,270,973

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,375,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		35,270,973

WITH	10	SHARED DISPOSITIVE POWER:

		3,375,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	38,646,915

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

CUSIP No.	247126105	Page	4	of	10

1	NAMES OF REPORTING PERSONS: James D. Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		40,365,473

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,575,942

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,365,473

WITH	10	SHARED DISPOSITIVE POWER:

		3,575,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	43,941,415

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.82%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	247126105	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Highland Credit Strategies Fund, a Delaware trust (1)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,338,938

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,338,938

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,338,938

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund. Therefore, Highland Credit Strategies Fund expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No.	247126105	Page	6	of	10

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-5237162

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	247126105	Page	7	of	10

1	NAMES OF REPORTING PERSONS: Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,004

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, HC

CUSIP No.	247126105
     This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Delphi Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) James D. Dondero; (iv) Highland Credit Strategies Fund, a Delaware trust (“HCF”); (v) Highland Multi-Strategy Onshore Master SubFund, L.L.C., a Delaware limited liability company (“SubFund”); and (vi) Highland Multi-Strategy Master Fund, L.P., a Bermuda limited partnership (“MasterFund” and, collectively, the “Reporting Persons”), to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2006 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 5, 2007 (the “13D First Amendment”), as amended by Amendment No. 2 to Schedule 13D filed with the Commission on January 12, 2007 (the “13D Second Amendment”), as amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 20, 2007(the “13D Third Amendment” and collectively, the “Highland 13D”).
     Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.
Item 4. Purpose of Transaction.
     Item 4 is supplemented as follows:
     On May 25, 2007 and in accordance with the terms of a Confidential Information, Standstill and Nondisclosure Agreement previously entered into by Pardus European Special Opportunities Master Fund L.P. (“Pardus”) and the Issuer, Highland Capital, as a potential co-investor with Pardus, entered into a Confidential Information, Standstill and Nondisclosure Agreement with the Issuer, a copy of which is attached hereto as Exhibit 7 (the “Confidentiality Agreement”) and incorporated by reference herein. The description of the Confidentiality Agreement contained herein is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the terms of the Confidentiality Agreement, the Issuer may provide Highland Capital, either directly or through Pardus, with certain non-public, confidential and/or proprietary information pertaining to the Issuer which is reasonably necessary in order for Highland Capital to evaluate possible negotiated business arrangements with Pardus and its affiliates and the Issuer in connection with the Issuer’s reorganization case under chapter 11 of the Bankruptcy Code, and in which Pardus and its affiliates would be the lead investor (each, a “Transaction”). Subject to customary exceptions, Highland Capital agrees to keep the Evaluation Material (as defined in the Confidentiality Agreement) strictly confidential. Prior to a Pardus Release Date (as defined in the Confidentiality Agreement), unless otherwise agreed to by the Issuer in writing, Highland Capital agrees to engage in discussions and negotiate with the Issuer and its legal and financial advisors exclusively through Pardus with respect to any possible Transaction. In addition, in accordance with the Confidentiality Agreement, Highland Capital has agreed not to take certain other actions, as more fully described in the Confidentiality Agreement.
     On May 25, 2007, Highland Capital, Pardus and Brandes Investment Partners, L.P. (“Brandes”) also entered into a Diligence Protocol Agreement, a copy of which is attached hereto as Exhibit 8 (the “Diligence Agreement”) and incorporated by reference herein. The description of the Diligence Agreement contained herein is qualified in its entirety by reference to the Diligence Agreement. Pursuant to the terms of the Diligence Agreement, each party agreed, among other items, to consult with each other party regarding the existence and substance of Evaluation Material received in accordance with such party’s respective confidentiality agreement with the Issuer, to generally provide each other party with access to the Evaluation Material that such party receives from the Issuer, and to advise each other party if such party does not intend to proceed with a Transaction with the Issuer.

CUSIP No.	247126105
     Highland Capital has had conversations, and plans to have additional conversations, with representatives of the Issuer, Pardus, Brandes and other potential co-investors with Pardus with respect to a possible negotiated business arrangement involving the Issuer and other matters. No assurance can be given that any possible negotiated business arrangement involving the Issuer will be proposed, or if proposed, consummated.
     The Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934), but the Reporting Persons expressly disclaim such group membership. Without limiting the generality of the foregoing, none of the Reporting Persons may bind, obligate or take any action, directly or indirectly, on behalf of HCF with respect to the matters described herein, and HCF expressly disclaims any intention to take any action with the other Reporting Persons with respect to the Shares or its investment herein. In addition, Highland Capital expressly disclaims, and each of Pardus and Brandes has advised Highland Capital that it expressly disclaims, that Highland Capital, Pardus and Brandes have formed a group, or entered into any agreement to act together, as to the acquisition, holding, voting or disposing of equity securities of the Issuer.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 is hereby supplemented as follows:
     On May 25, 2007, Highland Capital and the Issuer entered into a Confidential Information, Standstill and Nondisclosure Agreement, a copy of which is attached hereto as Exhibit 7.
     On May 25, 2007, Pardus, Highland Capital and Brandes entered into a Diligence Protocol Agreement, a copy of which is attached hereto as Exhibit 8.
     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby supplemented as follows:

Exhibit 7	Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corp.

Exhibit 8	Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P.

CUSIP No.	247126105
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: May 31, 2007

Highland Credit Strategies Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management, L.P. By: Strand Advisors, Inc., its general partner
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

CUSIP No.	247126105

Highland Multi-Strategy Onshore Master SubFund, L.L.C.

By:	Highland Multi-Strategy Master Fund, L.P., its managing member
By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Multi-Strategy Master Fund, L.P.

By:	Highland Multi-Strategy Fund GP, L.P., its general partner
By:	Highland Multi-Strategy Fund GP, L.L.C., its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

CUSIP No.	247126105
EXHIBITS

Exhibit 1	Letter from Highland Capital Management, L.P., dated December 21, 2006, to the Board of Directors of Delphi Corporation (Exhibit 1 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 2	Joint Filing Agreement, dated as of December 22, 2006, by and between the Reporting Persons (Exhibit 2 to Schedule 13D filed with the Securities and Exchange Commission on December 22, 2006 and incorporated by reference herein).

Exhibit 3	Letter from Highland Capital Management, L.P., dated December 29, 2006, to the Board of Directors of Delphi Corporation (Exhibit 3 to Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007 and incorporated by reference herein).

Exhibit 4	Letter from Highland Capital Management, L.P., dated January 9, 2007, to the Board of Directors of Delphi Corporation (Exhibit 4 to Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on January 12, 2007 and incorporated by reference herein).

Exhibit 5	Letter from Highland Capital Management, L.P., dated April 18, 2007, to the Board of Directors of Delphi Corporation (Exhibit 5 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 6	Letter from Highland Capital Management, L.P., dated April 19, 2007, to David M. Sherbin, Vice President, General Counsel and Chief Compliance Officer of Delphi Corporation(Exhibit 6 to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on April 20, 2007 and incorporated by reference herein).

Exhibit 7	Confidential Information, Standstill and Nondisclosure Agreement, dated May 25, 2007, between Highland Capital Management, L.P. and Delphi Corp.

Exhibit 8	Diligence Protocol Agreement, dated May 25, 2007, by and between Pardus European Special Opportunities Master Fund L.P., Highland Capital Management, L.P. and Brandes Investment Partners, L.P.